

March 19, 2013

Via E-mail
Michael Jaynes
Chief Financial Officer
Hangover Joe's Holding Corp.
9457 S. University #349
Highlands Ranch, CO 80126

      Re: **Hangover Joe's Holding Corp.**
               Form 10-K for fiscal year ended December 31, 2011
               Filed March 30, 2012
               File No. 0-52533

Dear Mr. Jaynes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kevin Woody

               Kevin Woody
               Accounting Branch Chief